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                             October 10, 2023

       David Schwarzbach
       Chie Financial Officer
       Yelp Inc.
       350 Mission Street, 10th Floor
       San Francisco, CA 94105

                                                        Re: Yelp Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 29, 2023
                                                            File No 001-35444

       Dear David Schwarzbach:

              We have reviewed your September 29, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023 letter.

       Form 10-Q for the Fiscal Quarter Ended June 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Material Cash Requirements, page 33

   1. Refer to your response to comment 2. Please disclose if the deferral of federal income tax payments pursuant to
the tax relief provided by the IRS release CA-2023-03, which provided relief to
companies in connection with the severe winter storms in certain counties in California,
is a known commitment which is reasonably expected to materially decrease your liquidity
and the relevant time period for this cash requirement. We note the postponement of the
payment of federal income taxes including quarterly estimated payments has resulted
in a $40 million increase in taxes payable at June 30, 2023. If you do not believe this
obligation will impact your material cash requirements, please tell us why. Refer to Item
303(b)(1) of Regulation S-K.
 David Schwarzbach
Yelp Inc.
October 10, 2023
Page 2

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid Schwarzbach                      Sincerely,
Comapany NameYelp Inc.
                                                         Division of
Corporation Finance
October 10, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName